FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 8, 2018

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report on Form 6-K is incorporated by reference into the registrant's Israeli prospectus, dated August 10, 2017.

CELLCOM ISRAEL ANNOUNCES MOU FOR INVESTMENT IN IBC

Netanya, Israel – August 8, 2018 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company") announced today that following the Company's previous reports regarding a possible investment in Israel Broadband Company, or IBC, the Company, the Israeli Electric Company, or IEC, IBC and the other shareholders and main creditors of IBC have entered a memorandum of understanding, or MOU, for investment of the Company in IBC. IBC's licenses provide IBC the exclusive right to deploy fiber optic over IEC's infrastructure.

Nir Sztern, the Company's CEO said: "Cellcom Israel's investment in IBC will allow its continued operation and the ability to initially offer fiber-optic internet services to approximately 150,000 households in IBC's current deployment areas. Our objective for Cellcom Israel and IBC's fiber-optic deployment is reaching over 500,000 households in 3 years, reaching approximately 900,000 and 1,200,000 households after 5 and 10 years, respectively".

The MOU outlines the principles of the transaction contemplated by the parties and in addition to standard and customary conditions contains the following stipulations:

•
The Transaction: For a total amount of approximately NIS 100 million, or the Consideration, the Company (by itself or with a group of investors it may arrange) will own 70% of IBC's issued and outstanding share capital and the other 30% of IBC's issued and outstanding share capital will be owned by IEC. The Consideration shall be used to settle generally all of IBC's debts.

•
The transaction is subject to entering a definitive agreement and certain other documentation (including an updated agreement of IBC with IEC and an IRU broadband service agreement between Cellcom and IBC), or the Agreement, within a certain period from the MOU execution.

•
The MOU also contains certain precedent conditions to the closing of the transaction, including regulatory approvals (including with regards to the change of IBC's deployment obligations) and tax arrangements.

The terms of an Agreement are subject to further negotiations between the parties and approval of the Company's Board of Directors. If entered, the execution of the transaction will be subject to the said precedent conditions, including regulatory approvals. There is no assurance that the parties will enter an Agreement, or that such Agreement will be approved and executed, nor as to its timing and terms.

Nir Sztern, the Company's CEO also said "after bringing the "new TV" message to the residences of Israel, in a "fit for all" price and generated competition in that market, we aim to be the engine of competition in the fiber-optic arena, to advance Israel into a new technology age. Our investment in fiber-optics in various paths provides us the means to make significant savings in the amounts paid for internet infrastructure usage to Bezeq and offer additional products and services. IBC has several advantages in that regard, including a very attractive fiber-optic deployment cost in areas of upper electricity infrastructure (approximately 60% of the buildings in Israel) and in new neighborhoods. Fiber-optic infrastructure deployment through IEC's high quality professional personnel, alongside IBC's high quality and professional employees, will enable it to supply internet infrastructure services of up to 1 gigabyte per second to operators, by way of wholesale service and/or long term usage rights (IRU). "

For additional details see the Company's annual report for the year ended December 31, 2017 on Form 20-F dated March 26, 2018 under "Item 3. Key Information – D. Risk factors – Risks related to our business - We face intense competition in all aspects of our business", "- Our investment in new businesses involves many risks" and "Item 4. Information on the Company –B. Business Overview – Competition – Fixed-Line Segment- Fixed-Line Infrastructure".

Forward looking statement

The information included in this press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). Said forward-looking statements, relating to the potential transaction and execution thereof and the benefits therefrom, and objectives for fiber-optic deployment, are subject to uncertainties and assumptions about the completion of the negotiations, approval of the transaction by the Company's board of directors, the completion of the precedent conditions including the receipt of the necessary approvals, the ability to carry out future plans as to IBC and Cellcom Israel, and the Israeli telecommunication regulation and market condition. The actual conditions the Company may face could lead to materially different outcome than that set forth above.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 2.822 million cellular subscribers (as at March 31, 2018) with a broad range of value added services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides OTT TV services (as of December 2014), internet infrastructure (as of February 2015) and connectivity services and international calling services, as well as landline telephone communications services in Israel, in addition to data communications services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9735	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	August 8, 2018	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary